FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a press release by Registrant dated December 14, 2011, announcing that Gilat has been selected by JSC NC ‘Kazsatnet’ for high speed data connectivity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 14, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Selected by JSC NC ‘Kazsatnet’ for High Speed Data Connectivity

- 14 regional centers will be connected with over 200 VSATs in a multi-star topology with
Gilat’s NetEdge gateway solution -

Petah Tikva, Israel, 14 December, 2011 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT) today announced that it has been selected by JSC NC ‘Kazsatnet’, a Republic of Kazakhstan telecommunications company, to deploy a SkyEdge™ II broadband satellite network to complement its fiber and IP networks.

Gilat’s Sky Edge II solution will provide JSC NC ‘Kazsatnet’ with an end-to-end solution for fiber backup and IP-connectivity, linking 14 regional centers in a multi-star topology to the SkyEdge II hub located in Astana. The regional centers will deploy Gilat’s high-performance NetEdge™ gateway solution, and together will connect over 200 VSATs in remote sites. The deployment will also include 14 of Wavestream’s 40W Ku Band solid state BUCs (Block Upconverters).

 “Gilat’s ability to provide a scalable and reliable network solution has been a decisive factor in our selection process,” said Mr. Kanat Abildin, Chairman of the Board of JSC NC ‘Kazsatnet’. “Featuring the unique capabilities of Gilat’s NetEdge gateway, this project establishes a broad satellite network that can support a diverse range of broadband services with maximum bandwidth efficiency - allowing us to serve multiple customer profiles and scale the network as demand grows.”

“We are proud to be selected by JSC NC ‘Kazsatnet’ for this important national project which allows us to continue with support of the Republic’s ongoing demand for a robust IP infrastructure. We are excited to have Gilat’s expertise in deploying multi-star networks receive once again the industry’s vote of confidence,” said Mr. Arie Rozichner, Gilat’s Regional Vice President of Eurasia.

- xxx -

About KazSatNet
JSC NC ‘Kazsatnet’ is responsible for the implementation of short and long term programs in the area of telecommunications, responsible for the implementation of advanced informational technologies programs aimed at social-economic solutions, and the provisioning of unified policy for information security. The Company provides a wide range of up-to-date communication services across the Republic of Kazakhstan.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 1 million Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Karen Mazor
Gilat Satellite Networks
karenm@gilat.com